Exhibit 99.1

Westport Publishes 2014 Annual Shareholder Meeting Results

VANCOUVER, April 25, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  announced today that Westport held its Annual and Special Meeting yesterday in Vancouver, British Columbia with 79% of outstanding shares represented by shareholders present or by proxy. Shareholders have approved all resolutions presented including the election of directors of Westport for the next year; the appointment of auditors for Westport for the next year (98% in favour); and the approval of amendments to By-Law No. 1 (98% in favour).

The returning board members re-elected are Warren J. Baker (78% in favour), John A. Beaulieu (97% in favour), M.A. (Jill) Bodkin (97% in favour), David R. Demers (97% in favour), Brenda J. Eprile (97% in favour), Philip B. Hodge (97% in favour), Dezsö J. Horváth (97% in favour), Douglas R. King (97% in favour), and Gottfried (Guff) Muench (97% in favour).

The resolutions are fully described in the Management Information Circular of the Company dated March 5, 2014, which can be found on the Westport website: www.westport.com/company/investors/financial#fiscal-2013. For further insight into our corporate governance policies and practices at Westport, visit the Corporate Governance section of the Westport website: www.westport.com/company/investors/corporate-governance.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom. visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:14e 25-APR-14